Exhibit 23
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statements (Form S-8 Nos. 333-34313, 333-33860, 333-56612, 333-88270, 333-108867, 333-120516, 333-132499 and 333-149484) of Ameristar Casinos, Inc. pertaining to the 2002 Non-Employee Directors’ Stock Election Plan, the Amended and Restated Management Stock Incentive Plan, the Amended and Restated 1999 Stock Incentive Plan and the Deferred Compensation Plan of Ameristar Casinos, Inc. of our report dated March 16, 2009, with respect to the consolidated financial statements of Ameristar Casinos, Inc., and the effectiveness of internal control over financial reporting of Ameristar Casinos, Inc., included in the Annual Report on Form 10-K for the year ended December 31, 2008.
/s/ Ernst & Young LLP
Las Vegas, Nevada
March 16, 2009